
07008275

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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~~ANNUAL AUDITED REPORT~~
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 49049

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07 01 06 (MM/DD/YY) AND ENDING 06 30 07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERNATIONAL FUND MARKETING LIMITED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 PARK ROAD
(No. and Street)

HAMILTON (City) BERMUDA ~~(State)~~ HM 09 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL B COLLINS 441 292 7979
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKR LINCE SALISBURY LIMITED
(Name – *if individual, state last, first, middle name*)

AVENUE HOUSE, ST JULIAN'S AVENUE, ST PETER PORT GY1 1WA
(Address) (City) (State) (Zip Code)
GUERNSEY, CHANNEL ISLANDS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 08 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL B COLLINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERNATIONAL FUND MARKETING LIMITED, as of 30 JUNE, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DIRECTOR

Title

Notary Public

JAMES M. KEYES
NOTARY PUBLIC
CANON'S COURT
22 VICTORIA STREET
HAMILTON, HM 12
BERMUDA

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



INTERNATIONAL FUND MARKETING LIMITED

(Incorporated in Bermuda)

FINANCIAL STATEMENTS

30th JUNE, 2007

LINCE SALISBURY

Chartered Accountants

Avenue House,

St. Julian's Avenue,

St. Peter Port,

GUERNSEY

INTERNATIONAL FUND MARKETING LIMITED

(Incorporated in Bermuda)

THE COMPANY

DIRECTORS:	Michael B. Collins Beverly R Mathias
SECRETARY:	Susan A Williams
REGISTERED OFFICE:	Argonaut House, 5 Park Road, Hamilton HM 09, Bermuda
BANKERS:	The Bank of N. T. Butterfield & Son Limited, 65 Front Street, Hamilton HM 11 Bermuda
AUDITORS:	BKR Lince Salisbury Limited, Chartered Accountants, Avenue House, St. Julian's Avenue, St. Peter Port, Guernsey GY1 1WA

(Incorporated in Bermuda)

DIRECTORS' REPORT

The Directors present their report and the audited accounts of the Company for the year ended 30th June, 2007.

INCORPORATION

The company is registered in the Islands of Bermuda and has the status of a Bermuda Exempted Company.

RESULTS AND DIVIDEND

The results of the company are shown in the Statement of Income and Retained Earnings on page 4. An interim dividend of $25,780 was paid during the year (2006: $nil). The Directors do not recommend the payment of a final dividend (2006: $nil).

DIRECTORS' RESPONSIBILITIES

The Directors are responsible for preparing financial statements for each financial year which give a true and fair view of the state of affairs of the Company as at the end of the financial year and of the income and retained earnings of the company for that period and are in accordance with applicable laws. In preparing those financial statements the Directors are required to select suitable accounting policies and then apply them consistently, make judgements and estimates that are reasonable and prudent and prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements have been properly prepared. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

DIRECTORS

The Directors of the Company as at 30th June, 2007 were:

Michael B. Collins
Beverly R. Mathias

AUDITORS

The Auditors, BKR Lince Salisbury Limited have indicated their willingness to continue in office.

By Order of the Board
M. B. Collins, Director

Argonaut House,
5 Park Road,
Hamilton HM 09
Bermuda

INDEPENDENT AUDITORS REPORT TO THE MEMBERS OF

We have audited the accompanying statement of financial condition of International Fund Marketing Limited as at 30th June, 2007 and the related statements of income and changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Auditing Standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of International Fund Marketing Limited as at 30th June, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in note 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

BKR Lince Salisbury Limited

BKR LINCE SALISBURY LIMITED
CHARTERED ACCOUNTANTS

22nd August 2007

Avenue House,
St. Julian's Avenue,
St. Peter Port,
Guernsey,
Channel Islands.

BALANCE SHEET AT 30th JUNE, 2007

(Expressed in United States Dollars)

	Note	2007 U.S.$	2006 U.S.$
ASSETS			
Unquoted Investments	3	76,974	116,343
Loan		251,859	251,859
Investment in Subsidiary	4	115,526	115,526
Accounts receivable		1,045	890
Cash at Bank		114,418	213,923
		$559,822	$698,541
LIABILITIES			
CURRENT LIABILITIES			
Accounts Payable		18,637	17,166
SHAREHOLDERS' EQUITY			
SHARE CAPITAL	5	12,000	12,000
RETAINED EARNINGS		529,185	669,375
		$541,185	$681,375
		$559,822	$698,541

The notes on pages 6 and 7 form an integral part of these financial statements.

On behalf of the Board

M. B. Collins, Director

B. R. Mathias, Director

21st August 2007 - date

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED 30th JUNE 2007

(Expressed in United States Dollars)

	Note	2007 U.S.$	2006 U.S.$
INCOME			
Fees Received		493,224	780,174
Dividends Received		-	19,934
Bank interest		109	2,800
Gain on Exchange		5,030	759
		$498,363	$803,667
EXPENSES			
Representation and Marketing Fees - Subsidiary		369,112	380,558
Travelling		113,652	151,730
Consultancy Fees		5,000	72,179
Administration		23,945	23,756
Secretarial Fees		3,600	3,600
Company Tax		1,780	1,780
Bank Charges		1,923	1,896
Audit and Accountancy		33,857	31,127
Company Registration Costs		20,534	20,422
Write Off Unquoted Investment	3	39,370	-
		$612,773	$687,048
NET (DEFICIT)/INCOME		(114,410)	116,619
DIVIDEND PAID		25,780	-
		(140,190)	116,619
RETAINED SURPLUS BEGINNING OF YEAR		669,375	552,756
RETAINED SURPLUS END OF YEAR		$529,185	$669,375

The notes on pages 6 and 7 form an integral part of these financial statements.

STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE YEAR ENDED 30th JUNE, 2007

(Expressed in United States Dollars)

	2007 U.S.$	2006 U.S.$
Net cash flow from operating activities.		
Net (DEFICIT)/Income	(140,190)	116,619
(GAIN) on exchange	(5,030)	(759)
	(145,220)	115,860
Increase in accounts receivable	(155)	-
Increase/(Decrease) in payables	1,471	(59,235)
Write off of investment	39,369	-
Cash inflow before financing	(104,535)	56,625
FINANCING:		
Gain on foreign exchange	5,030	759
Cash at bank - (Decrease)/Increase	$(99,505)	$57,384

STATEMENT OF MOVEMENTS IN SHAREHOLDERS' FUNDS

FOR THE YEAR ENDED 30th JUNE, 2007

	U.S.$	U.S.$
Shareholders' funds at 1st July, 2006	681,375	564,756
Net (DEFICIT)/Income from operations for the year	(140,190)	116,619
Shareholders' funds at 30th June, 2007	$541,185	$681,375

(Expressed in United States Dollars)

1. OPERATIONS

The Company was incorporated in Bermuda on 1st July, 1994 and earns its income through the receipt of investment commissions. The company is a Broker-Dealer registered with the USA Securities and Exchange Commission and is a member of the National Futures Association (NFA). The NFA has capital requirements to be met and the company must also comply with Commodity Futures Trading Commission rules.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company follows general accepted accounting principles of the United States of America. Significant accounting policies are as follows:-

(a) Investment in Subsidiary

The investment in the Company's subsidiary is carried at cost.

(b) Unquoted Investments

These are shown at cost.

(c) Fees

The Company is entitled to receive fees in respect of investments in entities made by investors

as a result of the Company's recommendation. Fees are brought to account when received.

(d) Foreign exchange

Assets and liabilities in currencies other than US Dollars are translated to US Dollars at the rate of exchange prevailing at the balance sheet date. Income and expenditure items have been translated at the rate of exchange prevailing at the date of the transaction. Gains and losses on foreign exchange are taken to the statement of income and retained earnings.

(e) Consolidation

Consolidated accounts have not been prepared as in the opinion of the Directors no practical benefit would accrue to the members.

3. UNQUOTED INVESTMENTS

	2007	2006
	$	$
Round Table Forum Limited	50,000	50,000
Apollo Advisers Limited	7,369	7,369
Lutyens da Cunha Limited	19,605	19,605
Balfour Capital (Cayman) Limited	-	39,369
	$76,974	$116,343

Apollo Advisers Limited, and Lutyens da Cunya Limited are U.K. incorporated companies.

Round Table Forum Limited is a company incorporated in the Cayman Islands. The investment in Balfour Capital (Cayman) Limited was written off during the year as its main asset was considered to be worthless.

The directors consider the value of the remaining investments to be not less than cost.

INTERNATIONAL FUND MARKETING LIMITED

NOTES TO THE FINANCIAL STATEMENTS 30th JUNE, 2007

(Expressed in United States Dollars)

4. INVESTMENT IN SUBSIDIARY (WHOLLY OWNED)	2007	2006
International Fund Marketing (U.K.) Limited		
At 30th June, 2006 and 2007		
75,000 shares of £1 each at cost	$115,526	$115,526

The directors consider the value of the investment to be not less than cost.

5. SHARE CAPITAL

	2007	2006
Authorised, issued and fully paid		
12,000 shares of US$1.00 each par value	$12,000	$12,000

6. NET CAPITAL STATEMENT AS AT 30th JUNE 2007

	2007	2006
Total ownership equity	541,185	681,375
Deduct ownership equity not allowable for net capital	(455,654)	(624,736)
Net Capital before Haircuts	85,531	$56,639
less 2% on securities	2,083	1,476
NET CAPITAL	$83,448	$58,115
MINIMUM NET CAPITAL REQUIREMENT	$45,000	$30,000
EXCESS NET CAPITAL	$38,448	$25,163

In accordance with the requirements of SEC Rule 17a - 5 (d) (4), the Audited Computation of Net Capital does not differ in total from the Unaudited Part 11A Focus Report which was submitted to the NASD for the quarter ending 30th June 2007.

7. As at 30th June 2007 International Fund Marketing Limited was exempt from the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 in terms of Provision (k) (2) (I) of the NASD Manual.

INDEPENDENT AUDITORS REPORT ON THE COMPANY'S SYSTEM OF INTERNAL CONTROL

To the Board of Directors of International Fund Marketing Limited

In planning and performing our audit of the financial statements of International Fund Marketing Limited for the year ended 30th June, 2007, we considered its internal control structure, including procedures for safeguarding customer and company assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Because of the size and simplicity of the company's operations we did not find it necessary to make a study of the practices and procedures or test compliance with such practices. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making the quarterly securities examinations, counts verifications and comparisons.
2. Recordation of differences.
3. Complying with the requirements for prompt payments for securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorised use or disposition and that transactions are executed in accordance with management's authorisation and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS REPORT ON THE COMPANY'S SYSTEM OF INTERNAL CONTROL

To the Board of Directors of International Fund Marketing Limited (continued)

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding customer and company assets, that we consider to be material weaknesses as defined above.

Based on our limited review and the simplicity of operations we believe that the Company's practices and procedures were adequate at 30th June, 2007.

This report is intended solely for the use of the board of directors, management, the SEC, Commodity Futures Trading Commission, and other regulatory agencies that rely on the regulations and should not be used by anyone other than these specified parties.

BKR Lince Salisbury Limited

BKR LINCE SALISBURY LIMITED
CHARTERED ACCOUNTANTS

DATE: 22nd August 2007

END